The Board of Directors
Aurora Cannabis Inc.

We consent to the use in this Registration Statement on Form 40-F of:

  our report, dated September 24, 2018, on the consolidated financial statements of Aurora Cannabis Inc. (the “Company”) which comprise the consolidated statements of financial position as at June 30, 2018 and June 30, 2017, the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years ended June 30, 2018 and June 30, 2017, and notes, comprising a summary of significant accounting policies, significant judgements and other explanatory information; and

  our report dated September 25, 2017, on the consolidated financial statements of the Company which comprise the consolidated statements of financial position as at June 30, 2017 and June 30, 2016, the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended June 30, 2017 and June 30, 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.

each of which is included in this Registration Statement on Form 40-F of the Company.

Chartered Professional Accountants
October 5, 2018
Vancouver, British Columbia, Canada